SEC FILE NUMBER
001-32434

CUSIP NUMBER
58734P105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I — REGISTRANT INFORMATION
Mercantile Bancorp, Inc.

Full Name of Registrant
n/a

Former Name if Applicable
200 North 33rd Street

Address of Principal Executive Office (Street and Number)
Quincy, Illinois 62301

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why the Form 10-Q or portion thereof could not be filed within the prescribed time period.
Mercantile Bancorp, Inc. (the “Company”) could not file its Second Quarter 2009 Form 10-Q for the period ending June 30, 2009 within the prescribed time period without unreasonable effort or expense due to unanticipated delays in confirming the need for, and securing, a waiver from the Company’s primary lender of noncompliance with certain loan covenants. The Company plans to file the Second Quarter 2009 Form 10-Q for the period ending June 30, 2009 within five calendar days or less.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Ted T. Awerkamp	217	223-7300
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

Registrant anticipates the consolidated statements of operations including in its Quarterly Report will show an unaudited net loss of $52.0 million or $(5.98) per share for the quarter ended June 30, 2009, compared with net income of $1.3 million or $0.15 per share for the second quarter of 2008. Total assets were $1.70 billion at June 30, 2009 compared with $1.69 billion at June 30, 2008 and $1.77 billion at year-end 2008. Total loans were $1.31 billion at June 30, 2009, an increase of 3.8% compared with $1.26 billion at June 30, 2008. Total deposits stood at $1.43 at June 30, 2009, an increase of 2.1% over total deposits of $1.40 billion at June 30, 2008.

Registrant anticipates the consolidated statements to reflect second quarter 2009 net interest income was $10.9 million, which was almost identical to the prior year’s second quarter. Provision for loan losses in second quarter 2009 was $10.0 million, an increase of $8.1 million over second quarter 2008. Total noninterest income, which includes the Company’s brokerage and asset management fees, decreased to $3.7 million in the second quarter of 2009, compared with $4.2 million in the prior year’s quarter. Second quarter 2008 results included a $943,000 gain from the sale of an equity investment.

Registrant anticipates the consolidated statements to show total second quarter 2009 noninterest expense was $62.2 million, an increase of $49.9 million from $12.3 million in second quarter 2008, reflecting the 2009 goodwill impairment charge of $44.6 million, a $1.4 million increase in FDIC premiums (including the special assessment of $812,000) and an increase of $2.3 million in noncash other-than-temporary impairment charges on the company’s equity investments in startup banks.

Registrant anticipates the consolidated statements to state that for the six months ended June 30, 2009, the Company had a net loss of $52.9 million or $(6.08) per share compared with a net loss of $414,000 or $(0.05) per share in the first six months of 2008. Net interest income in the first half of 2009 is expected to be $21.1 million, nearly identical to first half 2008, while provision for loan losses increased $6.5 million in the first six months of 2009 to $13.1 million, compared to $6.6 million in first half 2008. Registrant anticipates noninterest income for first half 2009 was $7.0 million, a decrease of $599,000 compared with $7.6 million in first half 2008, which included a $943 ,000 gain on sale of an equity investment. Noninterest expense increased $50.7 million, to $74.6 million in the first six months of 2009, compared to $24.0 million in the same period in 2008, due to the 2009 goodwill impairment charge and the increases in FDIC insurance premiums and noncash other-than-temporary impairment charges on the company’s equity investments in startup banks.

Registrant anticipates the consolidated statements to show net interest margin for the first half of 2009 was 2.60% compared with 2.65% a year ago; however, net interest margin for second quarter 2009 improved to 2.69% over 2.52% in first quarter 2009. The additional loan loss provisions in 2009 increased the allowance for loan losses as a percentage of total loans to 2.15% at June 30, 2009, compared with 1.31% at June 30, 2008. It is expected the June 30, 2009 average loan to deposit ratio will be 89% comp ared with 91% for the prior year.

*    *    *
Mercantile Bancorp, Inc.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 11, 2009	By	/s/Ted T. Awerkamp

Ted T. Awerkamp
President & CEO